EXHIBIT 99.10

CONSENT OF ENGINEER

Ladies and Gentlemen:

The company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-258939) of Denison Mines Corp. (the “Registration Statement”) in connection with (a) the report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018, and (b) the report entitled “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” with an effective date of October 30, 2020, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statement.

Dated: March 25, 2022

ENGCOMP ENGINEERING AND COMPUTING PROFESSIONALS INC.

By: (Signed) Jason L.G. Mewis .

Name: Jason L.G. Mewis, P.Eng.

Title: President